Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the three months ended March 31 2013 and 2014, and should be read in conjunction with our historical interim condensed consolidated financial statements and their notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission, or the Commission, on February 14, 2014. The below selected financial data for the years 2009, 2010, 2011, 2012 and 2013 are included in this filing to reflect the effect of the one-to-seven reverse stock split of our common stock effected on April 21, 2014.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report on Form 20-F filed with the Commission on February 14, 2014.

Overview

We are a provider of international seaborne transportation services, carrying petroleum products for the oil industry. As of the date of this filing, our fleet of product/chemical tankers consists of five newbuilding vessels: three 50,000 dwt and two 39,000 dwt product/chemical tankers, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. between the first quarter of 2015 and the third quarter of 2016. On June 20, 2014 we took delivery of our first newbuilding vessel Hull No 406 that we renamed to M/T Eships Taweelah.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 as well as for the three months ended March 31, 2013 and 2014 and as of March 31, 2014. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto for the years ended December 2009, 2010, 2011, 2012 and 2013 and from our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and 2014, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2014.

Our audited consolidated financial statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 2012 and 2013, together with the notes thereto, which have been restated to reflect the effect of the one-to-seven reverse stock split of our common stock effected on April 21, 2014, are included elsewhere in this document and should be read in their entirety.

	Three Months Ended March 31,		Year Ended December 31,
U.S. Dollars in thousands, except per share data	2013	2014	2009	2010	2011	2012	2013
STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)
Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Other income			—	—	872	—	—
Voyage expenses	196	6	3,372	2,468	7,743	1,023	663
Charter hire expense			10,827	480	2,380	—	—
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller’s credit			(7,799)	—	—	—	—
Lease termination expense			15,391	—	5,750	—	—
Vessel operating expenses			23,739	12,853	10,368	814	745
Dry-docking costs			4,602	4,103	1,327	—	—
Management fees-third parties			419	159	439	—	—
Management fees-related parties	158	33	—	3,131	5,730	2,345	1,351
General and administrative expenses	431	344	23,416	18,142	15,364	7,078	3,258
(Gain)/Loss on sale of vessels			—	(5,101)	62,543	—	(14)
Vessel depreciation	2,021	—	31,585	32,376	25,327	11,458	6,429
Impairment on vessels			36,638	—	114,674	61,484	—
Gain on disposal of subsidiaries			—	—	—	—	(1,591)
Operating income/(loss)	$4,668	$66	$(34,211)	$22,264	$(171,050)	$(52,774)	$9,233
Interest and finance costs	(1,912)	(44)	(13,969)	(14,776)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments	(69)	—	(2,081)	(5,057)	(1,793)	(447)	(171)
Interest income	29	37	235	136	95	175	131
Other (expense) / income, net	10	(5)	(170)	(54)	(81)	(1,593)	(342)
Net income/(loss)	$2,726	$54	$(50,196)	$2,513	$(189,112)	$(63,984)	$1,408
Other Comprehensive income / (loss)	—	—	64	(51)	—	—	—
Comprehensive (loss)/income	$2,726	$54	$(50,132)	$2,462	$(189,112)	$(63,984)	$1,408
Earnings/(loss) per share, basic and diluted*	$1.12	$0.02	$(124.31)	$5.60	$(209.97)	(26.36)	$0.58
Weighted average common shares outstanding, basic*	2,431,113	3,232,168	403,294	439,325	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted*	2,432,184	3,232,168	403,294	439,677	900,668	2,427,083	2,444,504

*	Earning per share amounts and number of shares have been restated to reflect the effect of the one-to-seven reverse stock split of our common stock effected on April 21, 2014,

	As of March 31, 2014		As of December 31,
U.S. dollars in thousands, except fleet data and average daily results	2014		2009	2010	2011	2012	2013
BALANCE SHEET DATA
Current assets	$3,365		$3,787	$3,420	$14,866	$26,735	$10,262
Total assets	39,380		675,149	622,091	296,373	211,415	27,868
Current liabilities, including current portion of long-term debt	7,959		427,953	366,609	219,690	193,630	8,605
Non-current liabilities	3,985		—	—	—	4,706	4,468
Total debt	—		399,087	337,377	193,749	172,619	—
Common stock*	83		5	5	24	24	25
Stockholders’ equity	27,436		247,196	255,482	76,684	13,079	14,795

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
FLEET DATA
Total number of vessels at end of period	7	—	13.0	13.0	7.0	7.0	0.0
Average number of vessels(1)	7	—	13.7	13.1	11.7	7.0	5.1
Total calendar days for fleet(2)	630	—	5,008	4,781	4,281	2,562	1,852
Total available days for fleet(3)	630	—	4,813	4,686	4,218	2,546	1,852
Total operating days for fleet(4)	630	—	4,775	4,676	4,180	2,544	1,852
Total time charter days for fleet	—	—	2,841	2,076	1,109	124	—
Total bareboat charter days for fleet	630	—	1,934	2,555	2,551	2,420	1,852
Total spot market days for fleet	—	—	—	45	520	—	—
Fleet utilization(5)	100%	—%	99.20%	99.80%	99.1%	99.92%	100.00%
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484
Vessel operating expenses(7)	—	—	$4,740	$2,688	$2,422	$318	$402
General and administrative expenses(8)	$684	—	$4,676	$3,795	$3,589	$2,763	$1,759

*	Common stock amounts have been restated to reflect the effect of the one-to-seven reverse stock split of our common stock effected on April 21, 2014,
(1)	Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.
(3)	Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.
(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.
(6)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.
(7)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate.

	Three Months Ended March 31,		Year Ended December 31,
U.S. dollars in thousands, except for total operating days and average daily time charter equivalent	2013	2014	2009	2010	2011	2012	2013
Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Less:
Voyage expenses	(196)	(6)	(3,372)	(2,468)	(7,743)	(1,023)	(663)
Time charter equivalent revenues	$7,278	$443	$104,607	$88,407	$71,980	$30,405	$19,411
Total operating days	630	—	4,775	4,676	4,180	2,544	1,852
Average Daily Time Charter Equivalent (TCE)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484

CURRENT FLEET

The following table presents certain information concerning our fleet as of the date of this filing:

Operating Fleet:

	Delivery Date	Capacity (Dwt)	Type	Charterer	Duration (years fixed + options)*	Gross Rate per day fixed period/ options**
M/T Eships Taweelah	June 20, 2014	50,000	MR	Eships Tankers Ltd	2+1	$16,000 / $17,250

Newbuilding Fleet:

	Contractual Delivery Dates	Capacity (Dwt)	Type	Charterer upon delivery	Duration (years fixed + options)*	Expected Gross Rate per day fixed period/ options**
Hull number S407	Q1 2015	50,000	MR	Eships Tankers Ltd	2+1	$16,000 / $17,250
Hull number S418	Q3 2015	39,000	MR	BP Shipping Limited	3+1+1	$15,200 / $16,000 / $16,750
Hull number S419	Q1 2016	39,000	MR	BP Shipping Limited	3+1+1	$15,200 / $16,000 / $16,750
Hull number S414	Q2 2016	50,000	MR	Eships Tankers Ltd	2+1	$16,000 / $17,250
Hull number S417	Q3 2016	50,000	MR	Dampskibsselskabet NORDEN A/S	5+1+1	$16,800 / $17,600 / $18,400

*	Options may be exercised at the charterer’s option
**	Includes a 1.25% commission payable to our Fleet Manager and a 1.25% commission payable to third party brokers.

A. OPERATING RESULTS

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

•	Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning.

•	Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•	Bareboat Charter Rates. Under a bareboat charter party, all operating costs, voyage costs and cargo-related costs are covered by the charterer, who takes both the operational and the shipping market risk.

•	TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists the decision-making process.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to our fleet manager, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer.

We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Voyage Expenses

Voyage expenses primarily consist of port charges, canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses for vessels that we own or lease under our operating leases. We analyze vessel operating expenses on a U.S. dollar/day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the number of days the vessel is off-hire and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see “Financial Statements for the year ended December 31, 2013 — Note 2—Significant Accounting Policies” included elsewhere in this document. In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see our Annual Report on Form 20-F for the year ended December 31, 2013 “Item 4. Information on the Company—B. Business Overview—Environmental Regulations.”

Management Fees—Related Parties

As of March 31, 2014, we had outsourced to Central Shipping Monaco SAM (“CSM”), a related party controlled by the Company’s Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement concluded between CSM and Top Ships and management agreements concluded between CSM and our vessel-owning subsidiaries on March 10, 2014. From July 1, 2010 until March 10, 2014, Central Mare Inc (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, was responsible for all of the chartering, operational and technical management of our fleet. For further information please see our Annual Report on Form 20-F for the year ended December 31, 2013 “Item 4. Information on the Company—B. Business Overview—Management of the Fleet.”

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees. For further information please see Financial Statements for the year ended December 31, 2013 Note 7—Transactions with Related Parties included elsewhere in this document.”

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense was directly related with the indebtedness outstanding, the prevailing LIBOR at the time and the relevant margin. As of March 31 2014, the only liability we have that bears interest that fluctuates according to the prevailing LIBOR rates relates to the outstanding balance of the termination fee outstanding (see Financial Statements for the year ended December 31, 2013—Note 20 included elsewhere in this document).

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Lack of Historical Operating Data for Vessels Before Their Acquisition

We have not included any historical financial data relating to the results of operations from the period before the acquisition of the vessels, whether acquired directly or by way of acquisition of the related vessel owning companies. Historical information relating to financial performance is not material to our decision to acquire a specific vessel and is even less so in the case of a vessel under construction that has not yet had any operations. Our decision to acquire a vessel is based on an assessment of factors that we expect will prevail when we own and operate the vessel. Therefore, we do not believe that historical financial information of a vessel prior to its acquisition by us is relevant either to us or to our investors. Consistent with shipping industry practice, we treat the acquisition of vessels, whether direct acquisition of a vessel or acquisition of a ship owning company, as the acquisition of an asset rather than a business.

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

During the first quarters of 2013 and 2014, we did not acquire any vessels with existing time charter arrangements.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of tankers; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of tankers.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;

•	utilization of our tankers (earnings efficiency);

•	levels of our tankers’ operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2014

The following table depicts changes in the results of operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

	Three months ended March 31		Change March 31, 2013 vs March 31, 2014
	2013	2014
	($ in thousands)		$	%
Voyage Revenues	7,474	449	(7,025)	-94.0%
Voyage expenses	196	6	(190)	-96.9%
Vessel depreciation	2,021	0	(2,021)	-100.0%
Management fees—related parties	158	33	(125)	-79.1%
General and administrative expenses	431	344	(87)	-20.2%
Expenses	2,806	383	(2,423)	-86.4%
Operating income	4,668	66	(4,602)	-98.6%
Interest and finance costs	(1,912)	(44)	(1,868)	-97.7%
Loss on financial instruments	(69)	—	(69)	-100.0%
Interest income	29	37	8	27.6%
Other, net	10	(5)	(15)	-150.0%
Total other income (expenses), net	(1,942)	(12)	(1,930)	-99.4%
Net gain	2,726	54	(2,672)	-98.0%

PERIOD IN PERIOD COMPARISON OF OPERATING RESULTS

1. Voyage Revenues

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
Revenues	7,474	449	(7,025)	-94.0%

During the three months ended March 31, 2014, revenues decreased by $7.0 million, or 94.0%, compared to the three months ended March 31, 2013. This decrease was due to the sale of M/T UACC Sila in April 30, 2013 and the disposal in October 2013 of the subsidiaries which owned our six remaining vessels (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in a reduction in revenue of $7.5 million as in the first quarter of 2014 we had no operating vessels. This reduction was offset by a collection of demurrage revenue amounting to $0.4 million for the vessel M/T Noiseless that was due from 2007.

Expenses

1.Voyage expenses

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
Voyage expenses	196	6	(190)	-96.9%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

During the three months ended March 31, 2014, voyage expenses decreased by $0.2 million, or 96.9%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels we incurred no voyage expenses apart from an insignificant amount relating to voyage commissions on demurrage income.

2. Vessel depreciation

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
Vessel depreciation	2,021	—	(2,021)	-100.0%

During the three months ended March 31, 2014, vessel depreciation decreased by $2 million, or 100%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels we incurred no vessel depreciation expense.

3. Management fees—related parties

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
Management fees—related parties	158	33	(125)	-79.1%

During the three months ended March 31, 2014, management fees to related parties decreased by $0.1 million, or 79.1%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels, the management fees incurred to related parties that related mainly to the provision of accounting, reporting and information-system related services.

4. General and administrative expenses

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
General and administrative expenses	431	344	(87)	-20.2%

During the three months ended March 31, 2014, our general and administrative expenses decreased by $0.1 million, or 20.2%, compared to the three months ended March 31, 2013. This decrease is mainly due to a reduction in manager and employee related expenses of $0.2 million as a result of our management’s effort to contain costs. Also, during the first quarter of 2014, depreciation of other fixed assets (non-vessels) decreased by $0.1 million and stock-based compensation decreased by $0.1 million. These decreases were offset by an foreign exchange gain of $0.1 million in the first quarter of 2013, absent in the first quarter of 2014, an increase in other general and administrative expenses of $0.1 million and an increase in legal and consulting fees of $0.1 million.

5. Interest and Finance Costs

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$ %
Interest and Finance Costs	(1,912)	(44)	(1,868)	-97.7%

During the three months ended March 31, 2014, interest and finance costs decreased by $1.9 million, or 97.7%, compared to the three months ended March 31, 2013. The decrease is due to the fact that during the first quarter of 2014 we had no senior indebtedness since we repaid the DVB facility of M/T UACC Sila in April 2013, we transferred all of the senior debt outstanding of six remaining shipowning companies to AMCI Products Limited in October 2013 and we repaid all of our bridge loans also in October 2013.

6. Loss on derivative financial instruments

	Three months ended March 31,		Change
	2013	2014	March 31, 2013 vs March 31, 2014
	($ in thousands)		$	%
Loss on derivative financial instruments	(69)	—	(69)	-100.0%

During the three months ended March 31, 2014, fair value loss on derivative financial instruments decreased by $0.1 million, or 100%, compared to the three months ended March 31, 2013, mainly due to the maturity of one swap with Piraeus Bank (ex Egnatia Bank) in June 2013 and the maturity of another swap by HSH Nordbank AG, or HSH, in March 2013. Furthermore, two swaps with HSH were transferred on October 16, 2013 to AMCI Products Limited as per the agreement for the sale of the ship-owning company of M/V Evian.

RECENT DEVELOPMENTS

Vessel Acquisition

On June 20, 2014, we took delivery of our vessel M/T Eships Taweelah and the vessel is currently on time charter with Eships Tankers Ltd as per the above fleet table. We financed the payment of the final installment for the vessel by entering into a credit facility with Alpha Bank of Greece for an amount of $20.1 million and from the proceeds of the public equity offering (refer below). The facility is repayable in 20 consecutive semi-annual installments of $0.7 million each plus a balloon installment of $6.0 million payable together with the last installment. The facility bears interest at a rate of LIBOR + 3.75% per annum. The facility is secured by, among other things, (i) a first priority mortgage over the vessel, (ii) a general assignment of the earnings of the vessel and a specific assignment of any time charter with duration of more than 12 months, (iii) a pledge of the shares of the ship owning subsidiary, (iv) our corporate guarantee, and (v) a pledge of the earnings account. The facility would include customary restrictive covenants and financial covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of EBITDA to net interest expenses of not less than 2:1, (iii) a ratio of total debt to market-adjusted total assets of not more than 70%, (iv) minimum free liquidity of $1.0 million (v) restrictions on the Borrower incurring further indebtedness or guarantees and (vi) restrictions on the payment of dividends by us and the Borrower.

F-1 filing

On June 6, 2014 we priced an underwritten public offering of 10,000,000 shares of our common stock, and warrants to purchase 5,000,000 common shares, at $2.00 per common share and $0.00001 per warrant. The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. We granted the underwriters a 45-day option to purchase up to an additional 1,500,000 common shares and/or up to 750,000 additional warrants to cover over-allotments, if any. The offering closed on June 11, 2014. The net proceeds of this offering are expected to be used to finance part of our contractual commitments in relation to our fleet and for working capital and general corporate purposes. On June 18, 2014 the underwriters partially exercised their option to purchase an additional 660,000 common shares from us at $2.00 per share, in addition to the partial exercise of this option to purchase 330,000 additional warrants on June 11, 2014, to cover over-allotments, bringing the total gross proceeds from the offering to approximately $21.3 million.

Reverse Stock Split

On April 2, 2014 our Board of Directors determined to effect a one-for-seven reverse stock split of our common stock. The reverse stock split was effected on April 21, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 8,310,004 while the par value of our common shares remained unchanged at $0.01 per share.

New Independent Directors

On April 9, 2014 we announced that Mr. Michael Docherty, a Class I director, has resigned. We have increased the size of our Board of Directors (the “Board”) from four members to five members, and have appointed Mr. Konstantinos Karelas and Mr. Alexandros Economou to the Board. Both Mr. Konstantinos Karelas and Mr. Alexandros Economou will serve as members of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of the Board.

New Time Charter Party

On April 7, 2014 we entered into a time charter party with Dampskibsselskabet NORDEN A/S (“DS Norden A/S”) for our newbuilding vessel S-417. The time charter is for a duration of five years with a gross daily hire rate of $16,800 per day. The charterers have the option to extend the time charter for another year at $17,600 per day and another year after that for $18,400 per day.

B. Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of March 31, 2014, we had no debt facilities in place.

As of March 31, 2014, our cash balances amounted to $4.1 million. Of this amount, $1.6 million is inaccessible to the Company as a result of being held as cash collateral for the interest rate swap agreement we have with Alpha Bank (see our Annual Report on Form 20-F for the year ended December 31, 2013 “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk”—Interest Rate Risk”).

Working Capital Requirements and Sources of Capital

As of March 31, 2014, we had a working capital deficit (current assets less current liabilities) of $4.5 million. This working capital deficit consisted of the following (figures in $ millions):

Total current assets	3.4
Other current liabilities	6.8
Current portion of derivative financial instruments	1.1
Total current liabilities	7.9
Working capital deficit	4.5
Less other capital requirements for the coming twelve months:
Advances for vessel acquisitions	62.1
Management Fees	0.3
Cash deficit (Working capital deficit less other capital requirements)	66.9

Our material capital requirements in the coming twelve months are expected to be as follows (figures in $ millions):

Interest payments (swaps)	1.1
Termination fee payments for M/T Delos	0.9
Termination fee interest for M/T Delos	0.1
Management Fees	0.3
Advances for vessel acquisitions	62.1
Total material capital requirements:	64.5

Our operating cash flow for the remainder of 2014 is expected to decrease compared to the same period in 2013 since we generate revenue only from one vessel, the M/T Eships Taweelah, which was delivered to us on June 20, 2014. We expect to finance our capital requirements through our cash balances, bank debt proceeds, debt and / or equity offerings and other sources such as funds from our major shareholder.

Cash Flow Information

Unrestricted cash and cash equivalents were $2.5 million as of March 31, 2014.

Net Cash Provided by Operating Activities.

Net cash provided by operating activities decreased by $4.4 million, or 146%, during the three months ended March 31, 2014 to $(1.4) million, compared to $3.0 million for the three months ended March 31, 2013. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the three months ended March 31, 2014 totaled $0.3 million that consisted mainly of $0.3 million relating to gain from the valuation of derivative financial instruments. The cash outflow from operations resulted mainly from a $1.1 million movement in working capital.

Net Cash Provided By Investing Activities.

Net cash used in investing activities in the three months ended March 31, 2014 was $5.8 million, consisting of $6.0 million cash paid for vessel acquisitions. These were partially offset by a $0.2 million decrease in restricted cash.

Net Cash Used in Financing Activities.

No cash was used in nor provided from financing activities in the three months ended March 31, 2014.